Filed by Viking Mutual Funds (Commission File No. 333-219087)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company:

Integrity Managed Portfolios (Commission File No. 811-06153)

Maine Municipal Fund

Meeting Date is fast Approaching

PLEASE VOTE NOW!

The Funds’ records indicate that we have not received your voting instructions. We urge you to vote as soon as possible in order to allow the Fund to obtain the necessary number of votes required to hold the meeting as scheduled on September 21, 2017.

The Board Recommends a FOR vote in Approval of the Reorganization

The Maine Municipal Fund will continue its current operations under a new Trust and there will be no change in management. The primary purpose of the proposed Reorganization is to move the Fund from Integrity Managed Portfolios to Viking Mutual Funds in order to seek future economies of scale and to eliminate certain costs associated with operating two different business entities that are organized under the laws of different states, which may result in lower expenses over time. An additional purpose of the Reorganization is to align the investment policies, restrictions and disclosure for all municipal funds managed by the Adviser.

Voting is quick and will only take a few minutes of your time.

We urge you to use one of the following methods to cast your vote today:

VOTE ONLINE	VOTE BY PHONE
Visit www.integrityvikingfunds.com/proxy and enter the control number that appears on your proxy card. Follow the on-screen prompts to vote.	Call 1-800-601-5593 Monday through Friday, 9:00am to 4:30pm, Central Time to speak with a proxy specialist.

Your vote is important no matter the size of your investment.

Please vote promptly

Maine Municipal Fund

Meeting Date is fast Approaching

PLEASE VOTE NOW!

The Funds’ records indicate that we have not received your voting instructions. We urge you to vote as soon as possible in order to allow the Fund to obtain the necessary number of votes required to hold the meeting as scheduled on September 21, 2017.

The Board Recommends a FOR vote in Approval of the Reorganization

The Maine Municipal Fund will continue its current operations under a new Trust and there will be no change in management. The primary purpose of the proposed Reorganization is to move the Fund from Integrity Managed Portfolios to Viking Mutual Funds in order to seek future economies of scale and to eliminate certain costs associated with operating two different business entities that are organized under the laws of different states, which may result in lower expenses over time. An additional purpose of the Reorganization is to align the investment policies, restrictions and disclosure for all municipal funds managed by the Adviser.

Voting is quick and will only take a few minutes of your time.

We urge you to use one of the following methods to cast your vote today:

VOTE ONLINE	VOTE BY PHONE
Visit www.proxyvote.com and enter the control number that appears on your proxy card. Follow the on-screen prompts to vote.

Call 1-833-501-4701 Monday through Friday, 9:00am to 10:00pm, Eastern Time to speak with a proxy specialist.

OR

If you have your proxy materials, call the number on your card and follow the touch-tone prompts to vote.

Your vote is important no matter the size of your investment.

Please vote promptly

Oklahoma Municipal Fund

Meeting Date is fast Approaching

PLEASE VOTE NOW!

The Funds’ records indicate that we have not received your voting instructions. We urge you to vote as soon as possible in order to allow the Fund to obtain the necessary number of votes required to hold the meeting as scheduled on September 21, 2017.

The Board Recommends a FOR vote in Approval of the Reorganization

The Oklahoma Municipal Fund will continue its current operations under a new Trust and there will be no change in management. The primary purpose of the proposed Reorganization is to move the Fund from Integrity Managed Portfolios to Viking Mutual Funds in order to seek future economies of scale and to eliminate certain costs associated with operating two different business entities that are organized under the laws of different states, which may result in lower expenses over time. An additional purpose of the Reorganization is to align the investment policies, restrictions and disclosure for all municipal funds managed by the Adviser.

Voting is quick and will only take a few minutes of your time.

We urge you to use one of the following methods to cast your vote today:

VOTE ONLINE	VOTE BY PHONE
Visit www.proxyvote.com and enter the control number that appears on your proxy card. Follow the on-screen prompts to vote.

Call 1-833-501-4701 Monday through Friday, 9:00am to 10:00pm, Eastern Time to speak with a proxy specialist.

OR

If you have your proxy materials, call the number on your card and follow the touch-tone prompts to vote.

Your vote is important no matter the size of your investment.

Please vote promptly